SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of
March 2015

RADA ELECTRONIC INDUSTRIES LIMITED
 (Name of Registrant)

7 Giborei Israel Street, Netanya 4250407, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): *

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): *

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  *                                 No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-111437.

RADA ELECTRONIC INDUSTRIES LTD.

EXPLANATORY NOTE

This Amendment on Form 6-K/A amends the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 12, 2015, to amend the number of shares beneficially owned by Howard P. L. Yeung and Horsham Enterprises, and corresponding percentages and footnotes in the Proxy Statement for the Extraordinary General Meeting of Shareholders to be held April 16, 2015 filed as Exhibit 99.1 to the March 12, 2015 Form 6-K. Except as so amended, the Registrant’s Report on Form 6-K furnished to the Securities and Exchange Commission on March 12, 2015 remains as originally furnished.

The following exhibit is attached:

99.1         Revised Table of Securities Ownership by Certain Beneficial Owners and Management.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Rada Electronic Industries Ltd.
(Registrant)

By: /s/Zvi Alon
Zvi Alon
Chief Executive Officer

Date:  March 23, 2015

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
99.1	Revised Table of Securities Ownership by Certain Beneficial Owners and Management.